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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
MAR 01 2018
WASH. D.C.

SEC FILE NUMBER
8-67137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOUNDERS FINANCIAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 CROMWELL BRIDGE ROAD
(No. and Street)

TOWSON	MD	21286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 678-679-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY CPAS PC
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST, STE 4	MARIETTA	GA	30006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, BRADLEY SHEPHERD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOUNDERS FINANCIAL SECURITIES LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN A. CROUSE NOTARY PUBLIC BALTIMORE COUNTY, MD

5/18/2018

[Signature]

Signature

PRESIDENT/CEO

Title

[Signature]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUNDERS FINANCIAL SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2017
With Report of Independent Registered
Public Accounting Firm

FOUNDERS FINANCIAL SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2017
Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 and Aggregate Indebtedness	10
Supplementary Schedule II - Computation for Determination of Reserve Requirements	11
Supplementary Schedule III - Information Relating to the Possession or Control Requirements	11
Independent Accountant's Report on Exemption	12
Exemption Report	13
Independent Accountant's Report on Agreed Upon Procedures Related to SIPC Assessment Reconciliation	14
SIPC General Assessment Reconciliation Form SIPC-7	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Founders Financial Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Founders Financial Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Founders Financial Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Founders Financial Securities, LLC 's management. Our responsibility is to express an opinion on Founders Financial Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Founders Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Founders Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 24, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

Cash and cash equivalents	$	1,138,885
Commissions receivable		142,408
Other receivables		33,642
Property and equipment, at cost, less accumulated depreciation of 114,627		22,461
Prepaid expenses and other assets		153,053
Total assets	$	1,490,449

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	273,950
Commissions payable		198,539
Deferred revenue		11,466
Due to broker		19,090
Total liabilities		503,045
Member's equity		987,404
Total liabilities and member's equity	$	1,490,449

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES		
Commissions	$	11,555,364
Advisory fees		11,370,328
Registered representative fees		934,154
Other income		98,450
Total revenues		23,958,296
EXPENSES		
Compensation and benefits		18,986,362
Clearing fees		92,602
Insurance		250,228
Occupancy		57,121
Professional fees		291,903
Regulatory fees		134,185
Travel and entertainment		70,489
Other operating expenses		2,716,074
Total expenses		22,598,964
NET INCOME	$	1,359,332

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$ 928,072
Member's Distributions	(1,300,000)
Net Income	1,359,332
Balance, December 31, 2017	$ 987,404

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,359,332
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,831
Changes in operating assets and liabilities	
Accounts receivable	34,121
Prepaid expenses	(29,046)
Accounts payable and accrued liabilities	10,895
Deferred revenue	7,716
Net cash provided by operating activities	1,400,849
CASH FLOWS FROM INVESTING ACTIVITIES:	
Computer purchase	(6,076)
Net cash used in investing activities	(6,076)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's Distributions	(1,300,000)
Net cash used in financing activities	(1,300,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	94,773
CASH AND CASH EQUIVALENTS:	
Beginning of period	1,044,112
End of period	$ 1,138,885

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Founders Financial Securities, LLC (the "Company"), a Maryland limited liability company was formed in 2004. The Company began operations as a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on April 6, 2006. The Company's operations consist primarily of providing financial advisory and wealth management services. The Company earns revenues primarily from commissions and fees earned from the sale of insurance products, mutual funds and investment advisory services. The Company is a wholly owned subsidiary of Founders Financial, Inc.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Clearing Agreement: The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Income Taxes: No provision for income taxes is provided since the Company is considered a disregarded entity for federal and state income tax purposes. The member reports the Company's taxable income or loss on its respective income tax return.

The Company has adopted the provisions of FASB ASC 740-10, accounting for uncertainty in income taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective positions. A tax position includes entity's status. The Company believes it has no uncertain tax positions.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions.

Commissions Receivable: Commissions receivable is comprised of commissions earned but not yet received. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2017 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Revenue Recognition and Deferred Revenue: Securities transactions and commission revenue and expense are recorded on a trade date basis. Revenue from financial advisory fees accrue under the terms of the respective advisory contracts and deferred revenue arises from timing differences between when the cash is received and the completion date of the services. Other income is recognized as earned. The Company is evaluating new revenue recognition standards for brokers and dealers and will be implementing as required.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be three to seven years. Depreciation expense for the year ended 2017 equaled $17,831.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $761,159, which was $711,159 more than its required net capital of $50,000 and the ratio of aggregate indebtedness to net capital was .66 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Founders Financial, Inc. ("FFI"). Under the agreement the Company pays certain operating costs, including rent, to FFI based on the allocation methodology described in the agreement. This agreement does not expire until a new agreement replaces it.

The amount expensed in the financial statements for 2017 under the arrangement is approximately $1,632,654. At December 31, 2017, $66,347 was owed to FFI, this amount is included in accounts payable on the statement of financial condition.

NOTE D - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfull the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2017 the Company held $172,020 in cash balances in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE E - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 24, 2018, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments to the financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

FOUNDERS FINANCIAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
AND AGGREGATE INDEBTEDNESS

December 31, 2017

Net Capital	
Total member's equity qualified for net capital	$ 987,404
Deduction for non-allowable assets:	
Commissions receivable - non-allowable	(17,089)
Other receivables	(33,642)
Property and equipment	(22,461)
Prepaid expenses and other assets	(153,053)
Net capital	$ 761,159
Minimum net capital required (greater than $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Aggregate Indebtedness:	
Liabilities	$ 503,045
Minimum net capital based on aggregate indebtedness	$ 33,536
Ratio of aggregate indebtedness to net capital	.66 to 1.0
Excess net capital	$ 711,159

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders Financial Securities, LLC

We have reviewed management's statements, included in Founders Financial Securities, LLC's Annual Exemption Report, in which (1) Founders Financial Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Founders Financial Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Founders Financial Securities, LLC stated that Founders Financial Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Founders Financial Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Founders Financial Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 24, 2018

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

FF

★ Securities ★

Founders Financial Securities, LLC

EXEMPTION REPORT

Founders Financial Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Bradley Shepherd
President
February 16, 2018

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Founders Financial Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Founders Financial Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Founders Financial Securities LLC's compliance with the applicable instructions of Form SIPC-7. Founders Financial Securities LLC's management is responsible for Founders Financial Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 24, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1770*****************MIXED AADC 220
67137 FINRA DEC
FOUNDERS FINANCIAL
SECURITIES LLC
1020 CROMWELL BRIDGE RD
TOWSON, MD 21286-3308

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JILL RECKAMP 678-679-8639

2. A. General Assessment (item 2e from page 2) $ 4,314.70

B. Less payment made with SIPC-6 filed (exclude interest) (2,290.58)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,024.12

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,024.12

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,024.12

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FOUNDERS FINANCIAL SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,958,295
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	20,598,918
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	482,913
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	21,081,831
2d. SIPC Net Operating Revenues	$ 2,876,464
2e. General Assessment @ .0015	$ 2,024.12 (to page 1, line 2.A.)